82-4987

ANTOFAGASTA PLC

dw 10/7

Interim Report 2002

Highlights

- Copper production increases by 9% to 210,900 tonnes (2001 half year – 193,900 tonnes)
- Average cash costs for mining operations of 39.2 cents per pound (2001 half year – 41.0 cents)
- Joint-Venture agreement for exploration signed with CVRD
- Railway tonnages up 13% to 2.1 million tons (2001 half year – 1.9 million tons)

Contents

OA

	US Dollars		Sterling[1]	
	Half year to 30 June		Half year to 30 June	
	2002 US$m	2001 US$m	2002 £m	2001 £m
Turnover	**418.7**	342.6	**290.8**	237.8
EBITDA[2]	**175.6**	136.2	**121.9**	94.5
Profit before tax	**94.8**	50.6	**65.8**	35.1
Profit after tax and minorities	**52.5**	28.5	**36.5**	19.8
Net assets	**1,273.0**	1,250.8	**832.0**	859.4
Earnings per share	**26.6¢**	14.4¢	**18.5p**	10.0p
Ordinary dividend per share[3]	**10.0¢**	7.25¢	**6.5p**	5.0p

[1] These sterling numbers are for illustrative purposes only, using an average rate in the current period of £1 = US$1.44 for the profit and loss account and a period end rate of £1 = US$1.53 for the balance sheet. Comparatives are derived from the rates used in the 2001 half year.

[2] Earnings before interest, tax, depreciation and amortisation.

[3] Dividends are paid in either US dollars or sterling. For 2002, a conversion rate of £1 = US$1.532 will be applied to the interim dividend of 10 cents giving an interim dividend of 6.5274 pence. Sterling dividend amounts above have been rounded for presentation purposes.

Directors and Advisors

Directors

A A Luksic	Chairman
J-P Luksic	Deputy Chairman
P J Adeane	Managing Director
C H Bailey	Non-Executive Director
G S Menendez	Non-Executive Director

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82, The Pavilions, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Website
www.antofagasta.co.uk

Directors' Comments

For the half year to 30 June 2002

Group copper production during the period increased 9% to 210,900 tonnes compared with 193,900 tonnes in the first six months of 2001 when El Tesoro was still under development. Group weighted average cash costs were lower at 39.2 cents per pound (2001 half year – 41.0 cents). These factors together with improved realised copper prices and by-product sales of molybdenum at Los Pelambres offset the effect of the weaker LME copper price, which averaged 71.9 cents compared with 77.6 cents in the first six months of 2001. As a result, the Group increased profit before tax from US$50.6 million last period to US$94.8 million, and earnings per share rose from 14.4 cents to 26.6 cents.

Interim Review of Operations

Los Pelambres

Los Pelambres produced 144,800 tonnes of payable copper compared with 170,000 tonnes in the 2001 first half. The decrease was due mainly to the reduction in the ore grade from 1.07% to 0.86% under the current phase of the mine plan, partly offset by a higher throughput level at the plant as a result of the continuing optimisation programme that has been in place since the mine began production two years ago. Cash costs, which are stated net of by-product credits, remained very low at 35.4 cents per pound (2001 half year – 37.0 cents). Higher prices for molybdenum which spiked in June averaged US$3.40 per pound (2001 half year – US$2.40 per pound) and compensated for higher mining costs resulting from the lower ore grades.

Los Pelambres shipped concentrates containing 144,600 tonnes of payable copper in the period, compared with 167,000 tonnes in the first half of 2001. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average LME copper price for specified future periods. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Copper revenues on provisionally priced shipments are adjusted monthly until final settlement. During the first half of last year, there were significant adverse adjustments to provisionally invoiced shipments including US$16.2 million relating to sales open at the beginning of that year. In contrast, following the deterioration in copper prices through the remainder of 2001, prices strengthened in the first six months of this year and consequently revenues this year included positive adjustments including US$10.5 million relating to sales open at 31 December 2001. This enabled Los Pelambres to achieve an effective realised copper price of 74.8 cents per pound compared with 68.2 cents in the first six months of 2001. These factors, together with the low cash costs, enabled Los Pelambres to achieve operating profits of US$84.5 million compared with US$80.3 million despite the decrease in production. At 30 June, copper sales totalling 67,540 tonnes remained to be finally priced, and were recorded at that date at an average price of 72.8 cents. A one-cent change in the average realised price of these provisionally-priced tonnes would have an approximate effect on turnover and profit before tax in the second half of the year of US$1.5 million.

Los Pelambres has continued to reduce its project borrowings with a further principal repayment in June of US$43.7 million and nearly US$200 million of the original US$946 million project borrowings have been repaid since operations began in 2000. In June, Los Pelambres also declared a dividend of US$43.7 million paid to its shareholders in July, and the Group's share amounted to US$26.2 million. Total distributions since Los Pelambres started production amounted to US$195.8 million.

Directors' Comments

For the half year to 30 June 2002

Improved ore grades under the mining plan towards the end of the year should enable Los Pelambres to produce around 325,000 tonnes of payable copper this year. Molybdenum prices have fallen back from their peak in early June of over US$8.00 per pound but are still trading at the US$4.40 level, and this should enable cash costs for the year to remain below 36 cents per pound, compared with an original forecast of 39 cents.

El Tesoro

El Tesoro produced 40,600 tonnes of cathodes in the period to June 2002. During the first six months of last year, the mine was under development while second half production amounted to 34,000 tonnes. Cash costs in the first six months of this year were 39.7 cents per pound, virtually unchanged from the second half of 2001 when cash costs averaged 39.6 cents. This allowed El Tesoro to contribute US$20.9 million to operating profits compared to US$12.9 million in the second half of 2001 when average copper prices were lower.

The El Tesoro project was completed at the end of last year at a total development cost of US$282 million, US$14 million under the original budget of US$296 million. As part of its development, El Tesoro borrowed US$197 million under project financing facilities and these loans became non-recourse to the Group when the project achieved banking completion at the end of 2001. This enabled El Tesoro to return surplus funds of US$24.4 million to its shareholders in January this year of which the Group's share amounted to US$14.9 million. In August, El Tesoro made its first principal repayment of US$12.3 million in addition to on-going interest payments.

On 21 August, El Tesoro signed a re-financing agreement with respect to the remaining balance of US$184.7 million. The loans will be repayable in semi-annual instalments over a period of 7½ years and will enable El Tesoro to benefit from lower interest rate margins and more flexible covenants.

El Tesoro remains on course to produce 85,000 tonnes of cathodes this year, 13% above its design capacity, at forecast cash costs of around 40 cents per pound.

Michilla

Michilla produced 25,500 tonnes of cathodes to June compared with 23,800 tonnes in the first half of 2001. Cash costs averaged 60.3 cents per pound this period compared to 69.4 cents per pound in the first six months of last year, following the cost reduction programme implemented at the end of 2001. Lower costs enabled Michilla to reduce its operating loss from US$6.3 million to US$1.1 million despite the lower copper price compared with the first six months of last year. During the first months of 2002, the Cuprochlor process, which has been developed and patented by Michilla, has resulted in higher recoveries of sulphide ores. Approximately 12% of Michilla's ore is now being treated using the Cuprochlor process with recoveries obtained of over 80%. Forecast production for this year remains around 52,000 tonnes at average cash costs of around 60 cents.

Exploration

The Group spent US$1.6 million in the six months to June 2002. This was primarily on exploration in the Sierra Gorda District in Chile and mainly along the West fissure, one of the most prolific copper districts in the world together with ongoing exploration at Michilla to extend its ore reserves.

In June, Antofagasta announced a new joint venture in Peru with Companhia Vale do Rio Doce ('CVRD'), the world's largest producer and exporter of iron ore and pellets, based in Brazil. The joint venture, called Cordillera de las Minas S.A., will develop mineral exploration activities in an area of approximately 60,000 square kilometres near Cuzco in southern Peru. Under the agreement Antofagasta transferred its mining rights in the area to Cordillera and CVRD committed to invest US$6.7 million over a period of three years in mineral exploration. In exchange CVRD was granted an option to acquire a 50% stake in Cordillera. The agreement with CVRD significantly complements Antofagasta's existing exploration activities in Peru, and confirms its strategy of participating in the development of the mining industry in Latin America.

Railway and Other Transport Services

Rail tonnages grew 13% to 2.1 million tons with most of the increase related to increased production from the El Tesoro and Zaldivar mines. The Railway is currently evaluating the potential of several new mining prospects including Codelco's Gaby Project and BHP's Spence Project both located near Sierra Gorda on the mainline to Calama.

The contract to transport 250,000 tonnes of zinc concentrates annually for COMSUR in Bolivia has been renewed for a further three years and an additional six General Motors G.R. 22 locomotives and 75 sulphuric acid tank cars entered service to satisfy the increased demand for transportation services in the region.

Train Ltda. the road transport subsidiary had a record half year with sales volumes mainly from deliveries of beer and soft drinks increasing by 45% over 2001.

Investments

The Group holds a 33.6% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York. Income from Quiñenco is accounted for on a dividends received basis and in May 2002, the Group received a dividend of US$3.2 million in respect of the 2001 financial year. The merger of Banco de Chile and Banco Edwards was successfully completed in January and the new Banco de Chile is now the country's leading financial institution. During the first half of 2002, Quiñenco's businesses were affected by the extremely unfavourable economic and political conditions in the region, in particular Argentina and Brazil.

Dividends

An interim dividend of 10 cents (2001 interim – 7.25 cents) will be paid on 11 October to ordinary shareholders on the Register at the close of business on 13 September 2002. Dividends are payable in either US dollars or sterling and shareholders who receive dividends in sterling will be paid an interim dividend of 6.5274 pence per share, based on an exchange rate of £1 = US$1.532. Further details are given in Note 10 to the Interim Report.

Current Trading Prospects

Base metal prices, including copper, continue to be affected by the slowdown in the United States and uncertainty in equity markets. However, in the absence of new global supply, copper prices should steadily recover as world industrial demand picks up in the next twelve to eighteen months and the Group's low cost base will enable it to benefit from any improvement in prices.

3 September 2002

Financial Commentary

For the half year to 30 June 2002

Results

Turnover increased from US$342.6 million to US$418.7 million. The increase was due mainly to revenues of US$66.4 million from El Tesoro, which was under development during the first half of 2001. At Los Pelambres, turnover increased by US$8.8 million, as higher by-product revenues and the positive pricing adjustments relating to provisionally invoiced concentrate sales offset the impact of lower LME copper prices and reduced production due to lower ore grades. Revenues at Michilla and the transport division were similar to 2001.

Operating profits were US$112.6 million (2001 half year – US$77.4 million), including US$20.9 million in respect of El Tesoro. Los Pelambres' operating profit was US$4.2 million higher than the first half of 2001, reflecting the combined effect of higher realised copper prices and lower cash costs set against lower production volumes. Michilla's operating loss was reduced by US$5.2 million mainly due to lower cash costs following the implementation of its cost reduction programme at the end of 2001. The results of the other operating divisions did not differ significantly from the first half of 2001. Operating profit is stated after depreciation and disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$175.6 million (2001 half year – US$136.2 million).

Income from fixed asset investments was US$3.2 million, compared with US$0.1 million in the 2001 half year when no dividend was received from Quiñenco.

Net interest expense was US$21.0 million, compared with net interest expense of US$26.9 million in the 2001 half year. Interest costs relate mainly to the project loans which financed the Los Pelambres and El Tesoro mines. Net interest expense at Los Pelambres was US$15.9 million (2001 half year – US$33.1 million), benefiting from lower interest rates and regular principal repayments. Net interest costs also included US$7.5 million relating to El Tesoro. In the first half of 2001, all interest costs in El Tesoro were capitalised as the project remained under development. As a result of these factors profit before tax for the period was US$94.8 million compared to US$50.6 million in the first six months of 2001.

Tax amounted to US$16.8 million (2001 half year – US$8.4 million), representing an effective tax rate (including deferred tax) of 17.7% (2001 half year – 16.6%), compared with the present statutory Chilean tax rate of 16% (2001 – 15%). During the second half of 2001, legislation was announced in Chile to increase statutory rates of tax to 16% in 2002, 16.5% in 2003 and 17% from 2004. Since deferred tax balances are measured at the rates which apply in the period in which timing differences are expected to reverse, the effect of the rate changes is to increase the percentage at which deferred tax (which relates mainly to Los Pelambres and El Tesoro) is calculated.

Earnings per share were 26.6 cents compared with 14.4 cents for the corresponding period last year, reflecting the higher profit after tax and minority interests.

Cash Flows

Net cash inflow from operating activities was US$148.8 million in the first six months of 2002 compared with US$129.7 million in the same period last year, reflecting the improved operating results adjusted for depreciation and normal working capital movements.

Net capital expenditures were US$33.6 million in the period. Net capital expenditures in the first half of 2001 amounted to US$82.6 million which included US$37.7 million relating to the El Tesoro development.

Cash and Debt

At 30 June 2002, the Group had cash and deposits of US$240.5 million (2001 – US$236.1 million). Excluding the minority share in each partly-owned operation, the Group's share of this total balance at the half year was US$207.4 million (2001 – US$205.1 million).

Total Group debt at 30 June 2002 was US$1,032.5 million (2001 – US$1,085.3 million); of this, US$604.9 million (2001 – US$633.8 million) is proportionally attributable to the Group after excluding the minority share of partly-owned operations. The decrease in debt is mainly due to continued principal repayments at Los Pelambres of US$87.3 million in the past twelve months. During June 2002, Los Pelambres refinanced the amount due to Endesa for the purchase of a power line in 2000 with an unsecured bank facility; this resulted in a reclassification of US$28.7 million from other creditors to loans. At 30 June 2002, the total borrowings of US$1,032.5 million included US$747.7 million under the Los Pelambres non-recourse project financing arrangements of which 40% is attributable to minority shareholders and US$197.0 million under the El Tesoro non-recourse project financing arrangements of which 39% is attributable to minority shareholders.

Balance Sheet

Shareholders' funds increased from US$929.3 million at the beginning of the year to US$960.5 million, relating mainly to profit after tax and minorities for the period less the interim dividend declared.

Minority interests increased from US$305.3 million at the beginning of the year to US$312.5 million, principally reflecting the minority's share of profit after tax less the minority's share of the dividend declared by Los Pelambres in the period.

3 September 2002

Group Profit and Loss Account

	Notes	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Turnover	3	**418.7**	342.6	769.5
Operating profit	3, 5	**112.6**	77.4	165.2
Profit on disposal of fixed assets (exceptional)	6	–	–	3.5
Income from other fixed asset investments		**3.2**	0.1	0.1
Net interest payable	7	**(21.0)**	(26.9)	(55.3)
Profit on ordinary activities before tax		**94.8**	50.6	113.5
Tax	6, 8	**(16.8)**	(8.4)	(21.1)
Profit on ordinary activities after tax		**78.0**	42.2	92.4
Minority interests – equity		**(25.5)**	(13.7)	(30.3)
Profit for the financial period		**52.5**	28.5	62.1
Dividends				
Preference – non equity		**(0.1)**	(0.1)	(0.2)
Ordinary – equity	10	**(19.7)**	(14.3)	(63.1)
Transferred to/(from) reserves		**32.7**	14.1	(1.2)
Earnings per share excluding exceptional items	9	**26.6¢**	14.4¢	30.0¢
Earnings per share	9	**26.6¢**	14.4¢	31.4¢
Dividends per ordinary share	10	**10.0¢**	7.25¢	32.0¢

Turnover and profit are derived from continuing operations.

The final dividend in 2001 included a special dividend of 10 cents per share.

Other Recognised Gains and Losses

Other recognised gains and losses in the period (translation differences) amounted to a loss of US$1.5 million (2001 half year – a loss of US$1.0 million), and are shown in Note 15 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	Unaudited 30 June 2002 US$m	Unaudited 30 June 2001 US$m	Audited 31 December 2001 US$m
Fixed assets				
Tangible fixed assets	*11*	1,879.5	1,954.2	1,916.8
Other investments	*12*	185.5	185.6	185.5
		2,065.0	2,139.8	2,102.3
Current assets				
Stocks		55.7	61.0	49.3
Debtors		127.0	81.6	113.7
Current asset investments (including time deposits)		237.5	233.7	246.5
Cash at bank and in hand		3.0	2.4	2.2
		423.2	378.7	411.7
Creditors – amounts falling due within one year				
Trade and other creditors		(79.5)	(89.4)	(79.0)
Loans	*13*	(117.8)	(90.9)	(104.2)
Dividends		(19.7)	(14.3)	(48.8)
		(217.0)	(194.6)	(232.0)
Net current assets		206.2	184.1	179.7
Total assets less current liabilities		2,271.2	2,323.9	2,282.0
Creditors – amounts falling due after more than one year				
Other creditors		–	(26.0)	(25.3)
Loans	*13*	(914.7)	(994.4)	(953.2)
Provisions for liabilities and charges	*14*	(83.5)	(52.7)	(68.9)
		1,273.0	1,250.8	1,234.6
Capital and reserves				
Called up share capital		18.1	16.7	17.2
Share premium		258.5	238.3	245.3
Reserves		683.9	706.6	666.8
Shareholders' funds – including non-equity interests	*15*	960.5	961.6	929.3
Minority interests – equity		312.5	289.2	305.3
		1,273.0	1,250.8	1,234.6

Approved by the Board of Directors on 3 September 2002.

P J Adeane, *Director*

Group Cash Flow Statement

	Notes	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Net cash inflow from operating activities	*16*	148.8	129.7	265.9
Dividends received from other fixed asset investments		3.2	0.1	0.1
Interest received (including capitalised interest in 2001)		4.0	8.5	13.3
Interest paid (including capitalised interest in 2001)		(24.2)	(40.7)	(74.4)
Dividends paid to minority interests		(0.2)	(1.1)	(18.5)
Preference dividends paid		(0.1)	(0.1)	(0.2)
Net cash outflow from returns on investment and servicing of finance		(17.3)	(33.3)	(79.7)
Tax paid		(3.1)	(1.3)	(0.9)
Purchase of tangible fixed assets		(35.0)	(82.6)	(123.1)
Sale of tangible fixed assets		1.4	–	9.2
Net cash outflow from capital expenditure and financial investment		(33.6)	(82.6)	(113.9)
Equity dividends paid		(49.6)	(63.7)	(77.5)
Cash inflow/(outflow) before management of liquid resources		45.2	(51.2)	(6.1)
Management of liquid resources				
Net decrease in time deposits		8.9	64.2	49.1
New loans drawn down		28.7	34.1	47.6
Repayment of amounts borrowed		(55.7)	(45.2)	(89.7)
Repayment of principal element of finance leases		(0.9)	(1.5)	(1.9)
Repayment of other creditors		(29.9)	–	–
Net cash outflow from financing		(57.8)	(12.6)	(44.0)
Net cash (outflow)/inflow in the period	*17*	(3.7)	0.4	(1.0)

Notes

1 Reporting Currency and Accounting Policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 10, dividends may be paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2002 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2001.

2 Production and Sales Statistics (Neither Audited nor Reviewed)

(See notes following table 2(d).)

a) Copper production volumes

	Half year to		Year to
	30 June 2002 000 tonnes	30 June 2001 000 tonnes	31 December 2001 000 tonnes
Los Pelambres	**144.8**	170.0	361.5
El Tesoro	**40.6**	–	34.0
Michilla	**25.5**	23.8	49.6
Group total	**210.9**	193.9	445.0

b) Copper sales volumes

	Half year to		Year to
	30 June 2002 000 tonnes	30 June 2001 000 tonnes	31 December 2001 000 tonnes
Los Pelambres	**144.6**	167.0	360.9
El Tesoro	**40.9**	–	39.3
Michilla	**24.1**	24.1	50.6
Group total	**209.6**	191.1	450.8

c) Cash costs per pound

	Half year to		Year to
	30 June 2002 US¢	30 June 2001 US¢	31 December 2001 US¢
Los Pelambres	**35.4**	37.0	35.3
El Tesoro	**39.7**	–	39.6
Michilla	**60.3**	69.4	64.5
Group weighted average	**39.2**	41.0	38.8

2 Production and Sales Statistics (Neither Audited nor Reviewed) (continued)

d) LME and realised copper price per pound

	Half year to 30 June 2002 US¢	Half year to 30 June 2001 US¢	Year to 31 December 2001 US¢
Los Pelambres	**74.8**	68.2	65.8
El Tesoro	**73.6**	–	67.1
Michilla	**73.4**	78.5	72.6
Group weighted average	74.4	69.5	66.7
LME average	**71.9**	77.6	71.6

Notes to the production and sales statistics

(i) The production and sales figures represent full volumes, not the Group's attributable share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

(iii) El Tesoro remained under development for the first six months of 2001, producing 9,000 tonnes and shipping 2,350 tonnes of cathodes during the commissioning period in the second quarter. This tonnage has not been included in the El Tesoro and Group tables for 2001.

(iv) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

(v) Realised copper prices are determined by comparing turnover from copper sales with sales volumes for each mine in the period.

(vi) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3 Segmental Analysis

a) Turnover by geographical destination

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
UK	**12.4**	2.9	12.4
Rest of Europe	**99.9**	83.1	205.2
Chile	**59.1**	30.7	103.4
Rest of Latin America	**31.6**	22.9	48.8
North America	**21.2**	23.3	50.2
Asia Pacific/other	**194.5**	179.7	349.5
	418.7	342.6	769.5

3 Segmental Analysis (continued)

b) Turnover by operation

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	**278.0**	269.2	564.8
El Tesoro	**66.4**	–	58.1
Michilla	**39.0**	39.1	77.5
Mining	**383.4**	308.3	700.4
Railway and other transport services	**35.3**	34.3	69.1
	418.7	342.6	769.5

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segment sales to the mining division of US$2.3 million (2001 half year – US$0.5 million).

(ii) Los Pelambres produces molybdenum, gold and silver as by-products from its copper concentrate operation, and turnover by type of mineral is analysed below. El Tesoro and Michilla do not produce by-products from their copper cathode operations.

Los Pelambres turnover by type of mineral

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Copper	**238.5**	251.1	523.8
Molybdenum	**32.3**	13.4	33.5
Gold and silver	**7.2**	4.7	7.5
	278.0	269.2	564.8

3 Segmental Analysis (continued)

c) Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	125.6	120.9	239.4
El Tesoro	30.5	–	27.2
Michilla	7.2	3.8	3.7
Exploration	(1.6)	(3.1)	(9.7)
Corporate and other	(2.3)	(2.5)	(7.4)
Mining	159.4	119.1	253.2
Railway and other transport services	16.2	17.1	29.9
	175.6	136.2	283.1

d) Depreciation and amortisation by operation

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	41.2	37.6	76.0
El Tesoro	9.6	–	14.3
Michilla	8.3	10.0	18.5
Corporate and other	0.5	0.6	1.2
Mining	59.6	48.2	110.0
Railway and other transport services	3.5	4.4	6.8
Total depreciation and amortisation	63.1	52.6	116.8
(Profit)/loss on disposal of fixed assets included in operating profit	(0.1)	6.2	1.1
	63.0	58.8	117.9

3 **Segmental Analysis** (continued)

e) Operating profit by operation

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	**84.5**	80.3	163.0
El Tesoro	**20.9**	–	12.9
Michilla	**(1.1)**	(6.3)	(14.4)
Exploration	**(1.6)**	(3.1)	(9.7)
Corporate and other	**(2.8)**	(4.8)	(8.6)
Mining	**99.9**	66.1	143.2
Railway and other transport services	**12.7**	11.3	22.0
	112.6	77.4	165.2

f) Capital expenditure by operation

	Notes	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres		**21.2**	27.6	43.6
El Tesoro		**3.5**	44.4	61.0
Michilla		**4.4**	6.7	11.0
Corporate and other		**–**	0.5	0.6
Mining	*11*	**29.1**	79.2	116.2
Railway and other transport services	*11*	**5.1**	10.0	13.3
	11	**34.2**	89.2	129.5

3 Segmental Analysis (continued)

g) Net assets by operation

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	1,342.4	1,344.0	1,334.4
El Tesoro	353.5	351.1	358.7
Michilla	95.4	105.7	99.9
Corporate and other	9.2	9.5	4.9
Mining	1,800.5	1,810.3	1,797.9
Railway and other transport services	98.7	118.4	108.7
Operating net assets	1,899.2	1,928.7	1,906.6
Other fixed asset investments	185.5	185.6	185.5
Net debt	(792.0)	(849.2)	(808.7)
Unallocated liabilities – Group dividend	(19.7)	(14.3)	(48.8)
Net assets	1,273.0	1,250.8	1,234.6

Net assets are stated before deducting minority interests.

4 Provisional Pricing and Commodity Hedging

a) Provisional pricing

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the six months to 30 June 2002 included positive adjustments to sales of concentrates open at 31 December 2001 totalling US$10.5 million. Revenues in the six months to 30 June 2001 included adverse adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million.

At 30 June 2002, copper sales totalling 67,540 tonnes remained to be finally priced, and were recorded at that date at an average price of 72.8 cents. At 30 June 2001, copper sales totalling 79,500 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.8 cents.

b) Commodity hedging

The Group periodically enters into commodity hedging contracts to manage its exposure to the copper price. Turnover for the mining division for the six months to 30 June 2002 included adverse adjustments of US$1.0 million relating to commodity hedging activities. Turnover was not affected by hedging activities for the first six months of 2001.

At 30 June 2002, the Group had hedged 3,000 tonnes of copper production using futures with a price of 76.9 cents per pound and an outstanding duration of one month. The Group had also hedged 32,150 tonnes of production using min/max options with a weighted average floor and ceiling of 71.9 cents and 78.3 cents respectively, and an average duration of 2.6 months. The unrealised mark-to-market gain on these instruments at that date was US$0.2 million. There were no outstanding commodity price hedges at 30 June 2001.

5 Operating Profit

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Turnover	**418.7**	342.6	769.5
Cost of sales	**(264.8)**	(223.7)	(506.5)
Gross profit	**153.9**	118.9	263.0
Administrative expenses	**(36.4)**	(37.5)	(83.8)
Closure provision (Note 14)	**(0.5)**	(0.5)	(1.1)
Severance charges (Note 14)	**(0.7)**	(0.5)	(1.7)
Exploration costs	**(1.6)**	(3.1)	(9.7)
Other net operating (expenditure)/income	**(2.1)**	0.1	(1.5)
Operating profit	**112.6**	77.4	165.2

Depreciation charges in the six months to 30 June 2002 amounted to US$63.1 million. Of this amount, US$56.2 million is included in cost of sales and US$6.9 million is included in administrative expenses. Depreciation charges in the six months to 30 June 2001 amounted to US$52.6 million. Of this amount, US$47.8 million is included in cost of sales and US$4.8 million is included in administrative expenses.

6 Non-Operating Exceptional Items

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Profit on sale of land by Railway	**–**	–	3.5
Tax effect	**–**	–	(0.7)
	–	–	2.8

The exceptional profit in the second half of 2001 of US$3.5 million related to the disposal of a surplus property owned by the Railway in the centre of the city of Antofagasta. The net book value of this property was US$0.1 million.

Notes

7 Net Interest Payable

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Interest receivable	3.6	8.1	13.2
Interest payable	(24.6)	(34.9)	(67.4)
Foreign exchange	(0.4)	0.3	(0.2)
Discount charge relating to provisions (Note 14)	0.4	(0.4)	(0.9)
	(21.0)	(26.9)	(55.3)

There was no interest capitalised in the 2002 half year. In the 2001 half year, interest payable capitalised in the period amounted to US$8.4 million and interest receivable credited against fixed assets amounted to US$0.5 million while El Tesoro remained under development.

8 Tax

The tax charge of US$16.8 million (2001 half year – US$8.4 million) represents an effective rate (including deferred tax) of 17.7% (2001 half year – 16.6%) on profit before tax, as compared with the Chilean statutory tax rate of 16% (2001 half year – 15%). Legislative changes at the end of 2001 increased the statutory rate from 15% to 16% in 2002, 16.5% in 2003 and 17% from 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse and the application of these higher rates has increased the effective tax rate in the first half of 2002.

9 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$52.4 million (2001 half year – US$28.4 million) and based on 197,171,339 (2001 half year – 197,171,339) ordinary shares in issue throughout the period. Earnings per share excluding exceptional items is calculated on the same basis but excluding any exceptional items after tax and minority interests. Details of exceptional items affecting each period are given in Note 6.

10 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 13 September 2002.

The Board has declared an interim dividend of 10 cents per ordinary share for payment on 11 October 2002 to shareholders on the Register at the close of business on 13 September 2002. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.532, giving those shareholders who will be paid in sterling an interim dividend of 6.5274 pence per ordinary share. In 2001, the Board declared an interim dividend of 7.25 cents per share, equivalent to a dividend of 5.0170 pence per share based on an exchange rate of £1 = US$1.4451.

11 Tangible Fixed Assets

Net book value

	Mining US$m	Railway and other transport US$m	Total US$m
1 January 2002 (audited)	1,813.8	103.0	1,916.8
Additions	29.1	5.1	34.2
Transfer to stocks	–	(2.0)	(2.0)
Disposals	(1.0)	(0.3)	(1.3)
Depreciation	(59.6)	(3.5)	(63.1)
Exchange	–	(5.1)	(5.1)
30 June 2002 (unaudited)	**1,782.3**	**97.2**	**1,879.5**

12 Other Investments

	US$m
1 January 2002 (audited) and 30 June 2002 (unaudited)	**185.5**

The above investments are quoted. The market value of these investments at 30 June 2002 was US$181.8 million (2001 half year – US$277.8 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

13 Loans

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres			
Project loans	**(747.7)**	(835.0)	(791.3)
Other loans	**(28.7)**	–	–
El Tesoro			
Project loans	**(197.0)**	(181.5)	(197.0)
Subordinated debt	**(31.6)**	(37.9)	(39.7)
Finance leases	**(16.4)**	(17.5)	(17.0)
Michilla			
Finance leases	**(2.5)**	(1.9)	(1.6)
Railway and other transport services			
Loans	**(8.6)**	(11.5)	(10.8)
	(1,032.5)	(1,085.3)	(1,057.4)

13 Loans (continued)

Maturity of loans

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Due within one year	(117.8)	(90.9)	(104.2)
Due after more than one year	(914.7)	(994.4)	(953.2)
	(1,032.5)	(1,085.3)	(1,057.4)

US$31.1 million of project loans have been fixed at a rate of 5.56% for a remaining period of 3.5 years, and finance leases are also mainly fixed rate. The remainder of the loans are predominantly floating rate. However, the Group periodically enters into interest rate hedging contracts to manage its exposure to interest rates. At 30 June 2002, the Group had hedged US$170 million of its borrowings using collars for a remaining weighted average period of 3.7 years. These limit the variability of the interest rate to a weighted average minimum (a floor) of 5.01% and a weighted average (a cap) of 5.99%. The Group had also entered into swaps to fix the interest rate of US$300 million of its borrowings at a rate of 2.29% for a remaining period of 5.5 months.

14 Provisions for Liabilities and Charges

	Decommissioning and site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
1 January 2002 (audited)	(8.1)	(10.3)	(50.5)	(68.9)
Charge to operating profit in period (Note 5)	(0.5)	(0.7)	–	(1.2)
Release of discount to net interest in period (Note 7)	(0.2)	0.6	–	0.4
Charge to tax on profit in period	–	–	(14.3)	(14.3)
Utilised in period	–	0.4	–	0.4
Exchange	–	–	0.1	0.1
30 June 2002 (unaudited)	**(8.8)**	**(10.0)**	**(64.7)**	**(83.5)**

15 Reconciliation of Movements in Shareholders' Funds

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Profit for the financial period	52.5	28.5	62.1
Other recognised gains relating to the period			
– currency translation adjustment	(1.5)	(1.0)	(18.0)
Total recognised gains and losses	51.0	27.5	44.1
Dividends	(19.8)	(14.4)	(63.3)
	31.2	13.1	(19.2)
Opening shareholders' funds	929.3	948.5	948.5
Closing shareholders' funds	960.5	961.6	929.3

16 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Operating profit	112.6	77.4	165.2
Depreciation	63.1	52.6	116.8
Loss on disposal of tangible fixed assets	(0.1)	6.2	1.1
Increase in stocks	(4.3)	(17.0)	(9.9)
(Increase)/decrease in debtors	(14.9)	27.1	(20.0)
(Decrease)/increase in creditors and provisions	(7.6)	(16.6)	12.7
Net cash inflow from operating activities	148.8	129.7	265.9

Notes

17 Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Net cash (outflow)/inflow in the period	(3.7)	0.4	(1.0)
Cash outflow from decrease in debt	27.9	12.6	44.0
Cash inflow from decrease in liquid resources	(8.9)	(64.2)	(49.1)
Change in net debt resulting from cash flows	15.3	(51.2)	(6.1)
Reclassification	–	–	0.6
Interest accrued on long-term loan balances	(1.5)	(1.7)	(3.4)
New leases	(1.3)	(1.5)	(3.4)
Exchange	4.2	0.8	(0.8)
Movement in net debt in the period	16.7	(53.6)	(13.1)
Net debt at the beginning of the period	(808.7)	(795.6)	(795.6)
Net debt at the end of the period	(792.0)	(849.2)	(808.7)

Composition of Net Debt

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Cash in hand and demand deposits	3.0	2.4	2.2
Current asset investments	237.5	233.7	246.5
Long and short term loans including finance leases (Note 13)	(1,032.5)	(1,085.3)	(1,057.4)
Net debt at the end of the period	(792.0)	(849.2)	(808.7)

18 Financial Information

The Group's statutory accounts for the year to 31 December 2001 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under s237(2) or (3) of the Companies Act 1985. The 31 December 2001 profit and loss account, balance sheet and cash flow statement shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985.

19 Currency Translation

Results denominated in foreign currencies have been translated into dollars at the average rate for each period.

	Period end rates	Average rates
30 June 2002	US$1.53 = £1; US$1 = Ch$688	US$1.44 = £1; US$1 = Ch$665
30 June 2001	US$1.41 = £1; US$1 = Ch$629	US$1.44 = £1; US$1 = Ch$591
31 December 2001	US$1.45 = £1; US$1 = Ch$655	US$1.44 = £1; US$1 = Ch$635

20 Distribution

These results will be sent by first class post to all shareholders on 3 September 2002. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 17, with the exception of Note 2. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants
London
3 September 2002

Deloitte & Touche

ANTOFAGASTA PLC

ANTOFAGASTA PLC
Park House
16 Finsbury Circus
London
EC2M 7AH

www.antofagasta.co.uk